INX, Inc.
6401 Southwest Freeway
Houston, Texas 77074

January 17, 2008

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:          INX, Inc.
Registration Statement on Form S-3
File No. 333-146632

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, INX, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective on January 22, 2008 at 11:00 a.m. (EST), or as soon thereafter as possible.

The Company hereby acknowledges that:

•
Should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please contact Sharon L. Ferko, Esq. at (212) 351-3701.  Thank you.

Very truly yours,

INX, INC.

By:	/s/ Brian Fontana
Name:	Brian Fontana
Title:	Vice President and Chief Financial Officer